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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   ----------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ___)(1)



                                STONERIDGE, INC.
                                (Name of Issuer)

                        Common Shares, without par value
                         (Title of Class of Securities)

                                  86183 P 10 2
                                 (CUSIP Number)

                                 August 10, 1998
             (Date of Event Which Requires Filing of this Statement)

                           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                                   ----------





----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                               Page 2 of 5 Pages

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CUSIP NO. 86183 P10 2
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
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1.             NAMES OF REPORTING PERSONS           Second National Bank, TTEE (under Market Main & Co.)
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)     34-6520500
----------------------------------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------
3.             SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4.             CITIZENSHIP OR PLACE OF ORGANIZATION            U.S.A.
----------------------------------------------------------------------------------------------------------
                            5.   SOLE VOTING POWER               -0-
        NUMBER OF
                            ------------------------------------------------------------------------------
          SHARES            6.   SHARED VOTING POWER           1,363,456
       BENEFICIALLY
                            ------------------------------------------------------------------------------
         OWNED BY           7.   SOLE DISPOSITIVE POWER          -0-
           EACH
                            ------------------------------------------------------------------------------
        REPORTING           8.   SHARED DISPOSITIVE POWER      1,363,456
       PERSON WITH
----------------------------------------------------------------------------------------------------------
 9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         1,363,456
----------------------------------------------------------------------------------------------------------
10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                                            [ ]
----------------------------------------------------------------------------------------------------------
11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9       6.1%
----------------------------------------------------------------------------------------------------------
12.            TYPE OF REPORTING PERSON*     BK
----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 5 Pages



ITEM 1(a).        NAME OF ISSUER:

                  Stoneridge, Inc.


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  9400 East Market Street, Warren, Ohio 44484


ITEM 2(a).        NAME OF PERSON FILING:

                  Second National Bank, TTEE (under Market Main & Co.)


ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  108 Main Avenue SW, Warren, Ohio 44481


ITEM 2(c).        CITIZENSHIP:

                  U.S.A.


ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Shares, without par value ("Common Shares")


ITEM 2(e).        CUSIP NUMBER:

                  86183 P 10 2


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

         (b) [X]  Bank as defined in Section 3(a)(6) of the Exchange Act.


         IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(c), CHECK THIS BOX. [ ]


ITEM 4.  OWNERSHIP.

         (a)      Amount beneficially owned:

                  As of March 15, 1999, the Second National Bank, TTEE (under Market Main & Co.) beneficially owned 1,363,456 Common Shares, all of which are held in trusts for the benefit of Steve Draime of which the Second National Bank, TTEE (under Market Main & Co.) is trustee.

         (b)      Percent of class:

                  6.1%



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                                                               Page 4 of 5 Pages




         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:  -0-

                  (ii)  Shared power to vote or to direct the vote:
                        1,363,456 Common Shares

                  (iii) Sole power to dispose or to direct the disposition
                        of:  -0-

                  (iv) Shared power to dispose or to direct the disposition of: 1,363,456 Common Shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable


ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       March 18, 1999
                                       -----------------------------------------
                                       (Date)


                                       /s/ William Hanshaw
                                       -----------------------------------------
                                       (Signature)


                                       William Hanshaw, Senior Vice President
                                       -----------------------------------------
                                       (Name/Title)